UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding the Return of Substitute Portion

of MUTB’s Employees’ Pension Fund

Tokyo, February 1, 2013—Mitsubishi UFJ Trust and Banking Corporation (MUTB), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), has today released the return of substitute portion which relates to past employee services of employees’ pension fund and revisions of earnings target. Details are provided in the attached document.

There is no change to MUFG’s earnings target of consolidated net income for the fiscal year ending March 31, 2013 (released on May 15, 2012) as a result of this matter.

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Contact:

Public Relations Division

Mitsubishi UFJ Financial Group, Inc.

81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

Mitsubishi UFJ Trust and Banking Corporation

Notice regarding the return of substitute portion which relates to past employee services of employees’ pension fund and revisions of earnings target

Tokyo, February 1, 2013—Mitsubishi UFJ Trust and Banking Corporation hereby announces that Mitsubishi UFJ Trust and Banking Corporation’s employees’ pension fund obtained notice of approval, dated January 1, 2013, of returning its substitute portion which relates to past employee services(hereinafter “substitute portion”)from the Minister of Health, Labor and Welfare, based on the Defined Benefit Corporate Pension Act.

As of the approval date, in accordance with the “Practical Guidelines on Accounting for Retirement Benefits(Interim Report)”(Accounting Committee Report No.13 of the Japanese Institute of Certified Public Accountants), we recognize disappearance of projected benefit obligation of substitute portion, as well as gain and loss involved in the disappearance. As a result of returning substitute portion, we expect an extraordinary gain of approximately 50 billion yen for the fiscal year ending March 31, 2013.

And we revise our earnings target of non-consolidated net income for the fiscal year ending March 31, 2013 upward to 100 billion yen.

The earnings target for the fiscal year ending March 31, 2013 under Japanese GAAP

(in billions of Japanese yen)

Net income (Non-consolidated)
Previous earnings target(A)	80
Revised earnings target(B)	100
Change(B-A)	20
Change(%)	25%
[Reference]The result of net income for the fiscal year ended March 31, 2012	75.8